Exhibit (b)

Calculation of Filing Fee Tables
Table 1: Transaction Valuation

		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$30,000,000.000	0.0001381	$4,143.00
Fees Previously Paid
	Total Transaction Valuation:	$30,000,000.000
	Total Fees Due for Filing:			$4,143.00
	Total Fees Previously Paid:			$0.00
	Total Fee Offsets:			$0.00
	Net Fee Due:			$4,143.00
Offering Note
[1]	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of Innovation Access Fund as of February 28, 2026.

Table 2: Fee Offset Claims and Sources	☑ Not Applicable

		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A